

September 7, 2011

Mario Chamorro Carrizo
Chief Executive Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

      Re: Corpbanca
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed April 14, 2011
              File No. 001-32305

Dear Mr. Carrizo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 1.D. Risk Factors, page 11
The growth and make-up of our loan portfolio may expose us to increased loan losses, page 11

1.   To the extent there are particular factors that may make you particularly susceptible to higher levels of loan losses, please discuss these factors in future filings. For example, what characteristics of the lower-middle to middle income consumer and small and medium-sized corporate customer make you more susceptible to loan losses. To the extent that loans to these customers have grown relative to your overall loan portfolio, please discuss these growth rates.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics…, page 19

2.   While it is permissible to caution investors about forward looking statements, it is not appropriate to directly or indirectly disclaim liability for statements about current conditions that you include in your filing. Please confirm that in future filings you will not include statements that you do not guarantee the quality or reliability of statements or have not independently verified such statements.

Item 4.B. Business Overview
Traditional and Private Banking, page 28

3.   You disclose at the top of page 29 that a portion of your mortgage loans are funded by the issuance of mortgage finance bonds. Tell us whether any of your mortgage loans are pledged as collateral for your mortgage finance bonds and whether any these mortgage finance bonds have recourse provisions to certain of your mortgage loans. If so, please revise this section as well as Note 10 – Loans and Receivables from Customers on page F-54 to quantify the amount of mortgage loans which are pledged as collateral for your mortgage bond liabilities. Revise your disclosures here as well as in your financial statement footnotes to clarify the extent of the recourse provisions of the mortgage bonds. Specifically explain whether you are liable for principal and interest amounts on the mortgage bonds beyond that provided for by the receipts from the pledged mortgage loans if the mortgage loans default.

4.   You disclose here that you created a new product titled "Mutuos Hipotecarios" that are not financed by mortgage finance bonds and that are not subject to the 90% loan-to-value limitations imposed by Chilean banking regulations. Please revise this section as well as Note 10 – Loans and Receivables from Customers on page F-54 identify the maximum and average loan-to-values financed with this product. Separately quantify the amount and percentage of your portfolio that is comprised of loans with this higher loan to value ratio. Discuss the relative risks related to loans with higher loan to value ratios, and describe the steps you take to monitor the collateral values after origination.

Mortgage Loans, page 29

5.   Please expand this discussion clarify whether all mortgage loans are primary lien loans and whether your lending criteria considers required minimum credit scores.

Lower Income Retail Banking (Banco Condell), page 29

6.   Please prepare draft disclosure that describes and quantifies how the performance of your loans in this division compare to the performance of the loans in your Traditional Banking Division.

Loan Portfolio, page 54

7.   You disclose on page 56 that certain types of concessions are used to renegotiate your loans, such as payment extensions, new operations, or external refinancing, to reduce the probability of losing the amount of the loan that the client has with you and improve collections. Please address the following regarding these disclosures:

  - Explain what the Recovery column represents in the table at the bottom of page 56. Does this represent all payments received on renegotiated loans or the receipt of previously written-off amounts on renegotiated loans?

  - Provide an expanded description of the types of loan modifications you make most often (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc).

  - Disclose the balance of loans modified by type of concession.

  - Your table on page 56 quantifies the amount of write-offs associated with modified loans. Disclose how the amount of the write-off is determined.

  - Disclose whether you consider these loans to be impaired, and describe how these loans are considered in your determination of allowance for loan losses. Disclose the triggers for reclassifying a renegotiated loan out of the impaired classification. Disclose whether you evaluate each renegotiated loan individually for impairment or whether you include them within existing pools of loans or whether they are segregated into separate pools.

  - Disclose the redefault rates for these loans.

  - Disclose how you determine the loan classification related to these loans for the purposes of your disclosure on pages 72-74.

  - Disclose whether you consider a renegotiated loan to be renegotiated for the life of the loan for disclosure purposes, or whether you remove the loan from renegotiated status after certain criteria are met. If the latter is true, please disclose what the criteria are and provide a roll forward of the balances of renegotiated loans for each period presented.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 74

8.   We note your disclosure that loans are written off against the allowance for loan losses to the extent of any required reserves for such loans and that the remainder is written off against income. Your disclosure appears to indicate that you write off portions of impaired loans directly to income. Please reconcile this disclosure with your statement on page F-26 that write-offs must always be recorded through a charge against the allowances for loan losses established. Please also revise your future filings to quantify such amounts and discuss how these write-offs are considered in your historical loss rates used for the purposes of determining your group allowances.

9.   We note your disclosure on page 74 that past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. For the purposes of clarity for the reader and to give context to the amount of the amount of aggregate loan balances affected, please revise to provide a footnote to your tabular disclosures on page 75 that quantifies the total carrying amount of loans past due , in addition to the portions of loans that are actually past due.

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 86

10.   We note your disclosure on page F-25 that your internal risk models produce a range of results that comprises the level of provisions considered to be valid by the local regulator. Please revise your disclosure in future filings to discuss whether your internal models also produce a range of results when determining the amount of provision or allowance for loan losses to record in your financial statements. If so, please revise to disclose what this range is and how you concluded that your level of allowance was the most appropriate and the best estimate within that range. Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity, page 140

11.   We note the significant gap between the assets and liabilities repricing during the next three years and in particular within the next year. Given your high loan to deposit ratio, please discuss whether you have access to other funding sources in the event you cannot retain your maturing deposits. Discuss the relative ease or difficulty of accessing other funding sources, such as debt and stock offerings, and the impact that such ease or difficulty would have on your liquidity in the event you experience a decline in these

deposits upon repricing. Discuss the potential impact of the rising interest rates set by the Central Bank of Chile on your deposit repricing and net interest income.

Consolidated Financial Statements
Consolidated Statement of Cash Flows, page F-7

12.   We note that you disclose cash flows related to foreign borrowings as operating cash flows but that you report other debt issued as cash flows from financing activities. We also note from your maturity table on page 141 that portions of these borrowings are due after one year. Please tell us, and revise future filings to disclose if appropriate, the features of the foreign borrowings that differ from your other borrowings that cause you to classify these cash flows.

Note 1 – Summary Policies
e) Assets and liabilities measurement and classification criteria
e.10 Impairment of financial assets, page F-23

13.   Please revise your future filings to provide a more fulsome disclosure of your policies and procedures for identifying securities to be evaluated for impairment. Discuss the specific factors considered when determining whether to evaluate a security for impairment.

f) Allowances for loan losses, page F-24

14.   We note your disclosure that you include consideration of the guarantees provided for an instrument when determining the amount of impairment for an impaired loan. Please revise your future filings to disclose whether you regularly pursue payments from guarantors or whether, for various reasons, choose not to pursue repayment from guarantors. If you do not choose to pursue repayment from guarantors, please clarify how such cash flows are considered in determining the appropriate level of impairment.

i) Revenue and expense recognition, page F-27

15.   We note your disclosure on page 76 that you continue to accrue interest and indexation on the principal payments not yet overdue for those loans that have installments overdue greater than 90 days unless you believe the amounts to be uncollectible. Please address the following in your future filings:

- Please clarify your disclosure here to specifically disclose this policy.

- Explain how you considered the guidance in paragraph 29 of IAS 18 when determining that interest accrued on amounts not yet overdue is probable of being collected in light of the length of time installments have been past due.

- Please disclose the factors you consider when determining amounts not yet overdue are uncollectible for the purposes of ceasing interest accrual on the principal balances of such loans.

- Disclose the balance of loans with payments past due greater than 90 days for which you are still accruing interest and those with payments past due greater than 90 days for which you have discontinued the accrual of interest.

k) Assets received or awarded in lieu of payment, page F-29

16.   We note your disclosure that assets received in lieu of payment are recorded at the price agreed upon by the parties in certain circumstances. Please revise to disclose whether these prices approximate market value and clarify how you determine their fair value for these purposes. Disclose your policies for requiring independent appraisals on collateral received in foreclosure.

Note 4 – Business Segments, page F-42

17.   We note your disclosure that the information for the previous year (2009) has been prepared on the basis of the criteria in force at the closing date for your December 31, 2010 financial statements to ensure proper comparability. Please tell us whether you changed the composition of your segments, or changed the method of allocating expenses or resources. If so, please revise future filings to disclose what changes were made during December 31, 2010 and provide a brief discussion of how this change impacted prior periods. Refer to paragraph 27(e) of IFRS 8.

18.   Please revise future filings to disclose whether you include the effect of transactions between segments in your disclosure. If so, disclose the basis of accounting for transactions between your reportable segments. Disclose whether such amounts are eliminated for segment disclosure purposes, and if so, disclose which segment these eliminations are recorded in. Refer to paragraph 27(a) of IFRS 8.

19.   Please revise future filings to disclose whether any reconciling items are necessary to reconcile the amounts recorded in each segment to your consolidated financial statements. If so, please revise to provide the disclosures required by paragraph 28 of IFRS 8 separately from your other segment disclosures, or alternatively, please confirm that these adjustments are included in the information regularly provided for the chief operating decision maker for that segment and provide disclosure in future filings to identify which segment these adjustments are recorded in.

Note 8 – Derivative Financial Instrument and Hedge Accounting, page F-51

20.   In future filings, please revise your disclosures presented on page F-51 to present the maturity of the notional amount of assets and liabilities separately. Refer to paragraph 39(b) of IFRS 7.

Note 10 – Loans and Receivables from Customers, page F-54

21.   You state on page F-55 that as of December 31, 2010 the fair value of collateral held corresponds to 98.4% of assets covered. In the following paragraph, you state that as of December 31, 2010 the fair value of collateral held for mortgage loans corresponds to 71.7% of the balance on loans receivable. Please address the following:

- Please tell us in detail and revise your future filings to more clearly explain what these ratios represent and how you believe they are useful to the reader.

- Tell us in detail and briefly disclose how you calculated each of these ratios for 2009 and 2010, clearly identifying the numerator and denominator.

- Discuss the reasons for the significant change in the first ratio from 85.1% at December 31, 2009 to at 98.4% at December 31, 2010.

- Specifically discuss the reasons why the collateral for your real estate mortgages is so much less than the balance of the mortgages and how you considered that as an indicator of potential impairment.

- Clarify whether certain of your mortgage loans carry a feature whereby the real estate collateral attaches to all your outstanding credits for that borrower and not just the mortgage itself.

- Discuss the steps you take to monitor the collateral values after origination.

Note 13 – Intangibles, page F-62

22.   Please revise your future filings to identify the nature of the intangible asset referred to here as "Integrated banking system."

Note 14 – Property, Plant and Equipment, page F-64

23.   We note your disclosure on page F-28 that the useful life of your buildings is 100 years, but you disclose here that the useful life of land and buildings is 21 years. Please revise your future filings to reconcile this apparent inconsistency. To the extent you are using 100 years to amortize your buildings, please tell us how you determined that such a long period was appropriate.

Note 15 – Current Taxes
e) Effect of deferred taxes on income, page F-67

24.   It appears from your disclosure that you determined the amounts of the deferred assets and liabilities using a tax rate of 17% due to the temporary nature of the tax increase. If so, please tell us how you concluded that a rate of 17% was appropriate in light of the enacted tax rates of 20% and 18.5% for 2011 and 2012, respectively. Please clarify how much of your deferred tax assets and liabilities are expected to settle in 2011, 2012 and thereafter and whether using a tax rate of 20% or 18.5% as appropriate would have a material impact on your financial statements. Refer to paragraphs 47 and 51 of IAS 12.

Note 22 – Contingencies, Commitments and Responsibilities, page F-76

25.   We note your disclosure regarding confirmed foreign letters of credit. Please revise future filings to include a detail of this amount by country if significant concentrations exist, either here or with your disclosures on page 60. If there are no significant concentrations, please state as such.

Note 35 – Risk Management
Quantitative and Qualitative Disclosures About Market Risk
Value at Risk, page F-118

26.   We note your disclosure that you use a 5% level of confidence and 300 days of review. For the purposes of clarity, please revise your future filings to clarify that your level of confidence is 95%, consistent with the disclosure on page 139. Alternatively, please clarify that you expect to exceed the losses predicted by your Value at Risk model 5% of the time.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director